Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800

facsimile:                                                    direct dial number
(212) 818-8881                                                  (212) 818-8638




                                        June 15, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Ithaka Acquisition Corp.
                       Registration Statement on Form S-1
                       FILE NO. 333-124521


Dear Mr. Reynolds:

      On behalf of Ithaka Acquisition Corp. ("Company"), we respond as follows to the Staff's comment letter received on June 1, 2005 relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, the Company has increased the number of Units being offered under the Registration Statement from 8,000,000 Units to 8,500,000 Units, and the underwriters' overallotment option has been correspondingly increased from 1,200,000 Units to 1,275,000 Units. Further, all corresponding references to shares of common stock and the warrants comprising the Units have also been changed to reflect the increase in the offering amount. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 where in such amendment our responses to the Staff's comments are reflected.


GENERAL

1. PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO ADDITIONAL CONCERNS REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS OFFERING.

      The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2. PROVIDE DISCLOSURE IN A PROMINENT PLACE IN THE PROSPECTUS (E.G., THE SUMMARY) DETAILING THE VARIOUS FEES, REIMBURSEMENTS AND OTHER CASH FLOWS BEING PAID TO THE EXISTING STOCKHOLDERS AND/OR OFFICERS AND DIRECTORS IN THIS OFFERING. IN THIS REGARD, PLEASE EXPLAIN THE LAST SENTENCE OF THE NEXT TO LAST PARAGRAPH UNDER "USE OF PROCEEDS." PLEASE DISCLOSE ANY LIMITS ON REMUNERATION PAID FOLLOWING A COMBINATION. IF NONE, PLEASE DISCLOSE. WE MAY HAVE FURTHER COMMENT.

      We have included disclosure on page 4 of the "Prospectus Summary" under a new heading entitled "Limited payments to insiders" indicating that the only fees to be paid to the Company's existing stockholders, including its officers and directors, will be the repayment of an aggregate $100,000 non-interest bearing loan made by the Company's directors and the reimbursement of any out-of-pocket expenses incurred by such individuals in connection with certain activities on the Company's behalf, such as identifying and investigating possible business targets and business combinations. We have further revised the disclosure on pages 25 and 26 of the prospectus under the headings "Proposed Business - Effecting a business combination - Sources of target businesses" and "Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination" to indicate that in no event will any of the Company's existing officers, directors or stockholders, or any entity which they are affiliated with, be paid any finder's fee, consulting fee or other similar compensation prior to or in connection with the consummation of a business combination.

      With respect to compensation that may be paid to the Company's existing stockholders, officers and directors following a business combination, we have indicated in the prospectus that although it is possible that some of the Company's key personnel may remain with the Company following a business combination, they would only be able to do so if they are able to negotiate employment or consulting agreements in connection with such business combination. The terms of the compensation to be paid to such individuals would be determined at that time between the respective parties. We have added disclosure to the seventh risk factor indicating the foregoing.

3. WE NOTE THE STRUCTURE OF THIS OFFERING AND ITS SIMILARITY TO NUMEROUS BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS THAT RECENTLY HAVE BEEN REGISTERED WITH THE COMMISSION. WE FURTHER NOTE THAT GRAUBARD MILLER HAS SERVED AS COUNSEL FOR MANY OF THE COMPANIES THAT HAVE SO REGISTERED THESE OFFERINGS. WITH A VIEW TOWARD DISCLOSURE, IDENTIFY FOR US THE NAMES OF ALL COMPANIES KNOWN TO THE ISSUER, UNDERWRITER, OR THEIR RESPECTIVE COUNSEL, THAT HAVE REGISTERED OR ARE SEEKING TO REGISTER BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS; THE SECURITIES ACT FORM UPON WHICH THE COMPANIES HAVE FILED; IF APPLICABLE, THE DATE OF EFFECTIVENESS; AND, THE STATUS OF THE OFFERINGS THUS FAR. IN THIS REGARD, TELL US THE AMOUNT ESCROWED TO DATE AND WHETHER THE BLANK CHECKS HAVE ENGAGED IN THE DESIRED BUSINESS COMBINATION OUTLINED IN THE PROSPECTUS. TO ASSIST THE STAFF IN THIS REGARD, PLEASE PRESENT THE INFORMATION IN A TABULAR FORMAT. WE MAY HAVE FURTHER COMMENTS.

      Kindly reference SCHEDULE A annexed hereto and made part hereof for a full list of other blank check offerings underwritten on a firm commitment basis known to the Company based on publicly available information as of the date hereof. In connection with the foregoing information, we have added a new risk factor on page 7 of the prospectus setting forth the number of blank check firm commitment offerings currently in the market place, the number of such entities that have found business combination candidates and the number of such entities that have consummated such transactions as well as the aggregate amount of offering proceeds that currently sit in escrow and the impact such entities will have on the Company's ability to consummate a business combination.

SUMMARY, PAGE 1

REDEMPTION

4. WE NOTE THE STATEMENTS ON PAGES 2 AND 37 THAT ITHAKA MAY REDEEM THE OUTSTANDING WARRANTS ONLY WITH THE PRIOR CONSENT OF EARLYBIRDCAPITAL. PLEASE PROVIDE AS INFORMATION SUPPLEMENTAL TO YOUR DISCLOSURE THE AGREEMENT AND PROVISION UNDER WHICH SUCH CONSENT IS NECESSARY, AS IT DOES NOT APPEAR TO BE CONTAINED WITHIN SECTION 6 OF THE WARRANT AGREEMENT BY AND BETWEEN ITHAKA AND CONTINENTAL STOCK TRANSFER & TRUST COMPANY. ADDITIONALLY, PLEASE DISCLOSE IN THIS SECTION AND ELSEWHERE AS APPROPRIATE WHETHER THE REDEMPTION OF THE WARRANTS BY THE COMPANY WOULD INCLUDE THE WARRANTS HELD BY EARLYBIRDCAPITAL, INC. AS RESULT OF THE EXERCISE OF THE UNDERWRITERS' OPTION, AND IF SO, DISCUSS THE CONFLICTS OF INTEREST THAT RESULT FROM EARLYBIRDCAPITAL, INC. HAVING THE RIGHT TO CONSENT BEFORE THE COMPANY CAN EXERCISE ITS REDEMPTION RIGHTS. ALTERNATIVELY, IF SUCH WARRANTS ARE NOT INCLUDED, DISCUSS THE REASONS WHY SUCH WARRANTS ARE NOT INCLUDED.

      Please be advised that the Warrant Agreement as originally filed with the

Registration Statement mistakenly omitted the reference to the requirement that the Company obtain the prior consent of EarlyBirdCapital, Inc. prior to redeeming the Company's warrants. We have revised Section 6.1 of the Warrant Agreement to correctly reference this requirement and have re-filed such agreement as an exhibit to Amendment No. 1. We have further added disclosure on page 3 in the "Prospectus Summary" and on page 40 in the "Description of Securities" section of the prospectus to clarify that any warrants issued upon exercise of the representative's unit purchase option will be subject to redemption on the same terms as those applicable to the public warrantholders, and therefore, that a conflict of interest may exist since EarlyBirdCapital, Inc.'s consent is required in order for the Company to redeem all of the warrants.

5. DISCLOSE, HERE OR ELSEWHERE AS APPROPRIATE, THE RATIONALE FOR REQUIRING THE STOCK TO TRADE AT $8.50 PER SHARE OR MORE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING ON THE THIRD BUSINESS DAY PRIOR TO THE NOTICE OF REDEMPTION TO WARRANT HOLDERS IN ORDER FOR THE REDEMPTION RIGHTS TO APPLY.

      We have added disclosure on page 40 in the "Prospectus Summary" and on page 3 in the "Description of Securities" section of the prospectus to indicate that management believes that such redemption criteria would give warrantholders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to the Company's redemption call.

CONVERSION RIGHTS FOR STOCKHOLDERS VOTING TO REJECT A BUSINESS COMBINATION

6. PROVIDE, HERE AND ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, A DEFINITION FOR THE TERM "PUBLIC SHAREHOLDER" AS USED BY THE COMPANY WITH RESPECT TO THIS OFFERING. IN THIS CONTEXT, PLEASE DISCUSS IN PARTICULAR WHETHER THIS TERM WOULD INCLUDE THE "EXISTING SHAREHOLDERS" OF THE COMPANY AND/OR THEIR AFFILIATES, IN THE CASE OF SHARES HELD BY SUCH PERSONS THAT ARE ACQUIRED IN THE OFFERING, PURSUANT TO OPEN MARKET PURCHASES OF UNITS, COMMON STOCK OR WARRANTS.

      We have included disclosure on page 1 of the prospectus to indicate that when the Company uses the term "public stockholders" in the prospectus, it is meant to include the holders of the shares of common stock which are being sold as part of the units in this offering, including any of the Company's existing stockholders to the extent that they purchase such shares. Accordingly, all references to the term public stockholders throughout the prospectus have the same meaning.

CAPITALIZATION, PAGE 18

7. WE NOTE THE $100,000 IN LOANS TO STOCKHOLDERS THAT WILL BE REPAID WITH OFFERING PROCEEDS. PLEASE REVISE THE CAPITALIZATION TABLE TO INCLUDE SUCH LOANS OR ADVISE AS TO YOUR REASONS FOR THEIR NON-INCLUSION.

      The loans were not included in the capitalization table because they are short term in nature. In addition, the loans are essentially advances for the payment of costs of the offering, and such costs are fully reflected in the "as adjusted" column. The Company believed that there would be no additional benefit to the reader to include the short term advances in the Capitalization table.

PROPOSED BUSINESS, PAGE 21

8.    PLEASE SPECIFICALLY DISCLOSE THE FACTUAL BASIS FOR THE FOLLOWING
      STATEMENT: "THIS INVESTMENT HAS CREATED NUMEROUS EMERGING COMPANIES WITH SUBSTANTIAL FUNDING NEEDS THAT EXCEED TRADITIONAL VENTURE CAPITAL CAPACITY AND WITH SHAREHOLDERS VITALLY INTERESTED IN PATHS TO LIQUIDITY." TO THE EXTENT YOU RELY ON MARKET ANALYSES, PLEASE DISCLOSE WHETHER THE SOURCE IS PUBLICLY AVAILABLE. IF THE SOURCE IS NOT AVAILABLE FOR NO OR NOMINAL CHARGE, THEN THE COMPANY MUST ADOPT THE INFORMATION AS THE COMPANY'S OWN OR PROVIDE A CONSENT FOR ITS USE. ALSO, PLEASE PROVIDE THE STAFF WITH COPIES OF ALL SOURCES UTILIZED FOR YOUR DISCLOSURE OF STATISTICS.

      The statement referred to above is not based on any analyses but instead is based on the beliefs of management. Accordingly, we have revised the disclosure on page 23 of the prospectus to indicate the foregoing. Additionally, we have supplementally included copies of the reports relied upon for the disclosure of statistics in the prospectus.

9. WE NOTE THE STATEMENT THAT YOU "WILL SEEK TO IDENTIFY INTERESTING COMPANIES OUTSIDE THE U.S." PLEASE EXPLAIN THIS CRITERION AND DISCLOSE ANY CRITERIA YOU WILL USE TO EVALUATE SUCH COMPANIES THAT ARE DIFFERENT FROM THE CRITERIA YOU WILL USE TO EVALUATE DOMESTIC COMPANIES. ADDITIONALLY, PLEASE INCLUDE AN APPROPRIATE RISK FACTOR OR FACTORS TO ADDRESS THE MATERIAL RISKS PRESENTED BY SUCH AN ACQUISITION STRATEGY AND INCLUDE THIS ISSUE WITHIN THE DISCUSSION ENTITLED "SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A BUSINESS COMBINATION." IF APPROPRIATE, DISCUSS IN YOUR SUMMARY SECTION.

      As noted on page 25 of the prospectus under the heading "Proposed Business
- Effecting a business combination - We have not identified a target business," subject to the limitations that a target business be within the healthcare industry and have a fair market value of at least 80% of the Company's net assets at the time of the acquisition, the Company will have virtually unrestricted flexibility in selecting a target business. Accordingly, it is possible that the Company may identify a target business located outside of the United States that represents an attractive opportunity for the Company and its stockholders. We have therefore revised the disclosure on page 23 of the prospectus under the heading "Proposed Business - Healthcare industry - access to public markets" and on page 25 of the prospectus under the heading "Proposed Business - Effecting a business combination - We have not identified a target business" to indicate this fact. We have further revised the fifth risk factor to indicate the special risks or considerations that may be associated with the Company's acquisition of a target business located outside of the United States. However, as set forth on page 25 of the prospectus under the heading "Proposed Business - Effecting a business combination - We have not identified a target business," the Company has not established any specific attributes or criteria (financial or otherwise) for prospective target businesses (whether such target business is located in the United States or otherwise). Accordingly, we are unable to set forth the criterion with respect to these entities.

EFFECTING A BUSINESS COMBINATION

10.   WE NOTE THE STATEMENT CONTAINED IN NOTE 1 TO THE FINANCIAL STATEMENTS THAT
      THE

      COMPANY'S DIRECTORS HAVE SEVERALLY AGREED THAT THEY WILL BE PERSONALLY LIABLE UNDER CERTAIN CIRCUMSTANCES TO ENSURE THAT THE PROCEEDS IN THE TRUST ACCOUNT ARE NOT REDUCED BY THE CLAIMS OF TARGET BUSINESSES OR VENDORS OR OTHER ENTITIES THAT ARE OWED MONEY BY THE COMPANY FOR SERVICES RENDERED OR CONTRACTED FOR OR PRODUCTS SOLD TO THE COMPANY. PLEASE DISCLOSE SUCH AGREEMENT IN THIS SECTION AND ELABORATE UPON THE CERTAIN CIRCUMSTANCES UNDER WHICH YOUR DIRECTORS HAVE AGREED TO SUCH AN ARRANGEMENT.

      The requested disclosure is currently included on page 28 of the prospectus under the heading "Proposed Business - Effecting a business combination - Liquidation if no business combination" where we indicate that Paul Brooke and Eric Hecht, two of the Company's directors, have severally agreed, pursuant to agreements with the Company and EarlyBirdCapital, Inc., that, if the Company liquidates prior to the consummation of a business combination, they will be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company in excess of the net proceeds of this offering not held in the trust account. Accordingly, no revision of the disclosure in this section is necessary. However, we have revised Note 1 to the financial statements to remove the phrase "under certain circumstances" as the only circumstances in which such individuals will be liable is if such claims reduce the proceeds held in the trust account.

11. WE NOTE THE FOLLOWING STATEMENT CONTAINED UNDER THE HEADING "WE HAVE NOT IDENTIFIED A TARGET BUSINESS:" "NONE OF OUR OFFICERS, DIRECTORS, PROMOTERS AND OTHER AFFILIATES IS ENGAGED IN DISCUSSIONS ON OUR BEHALF WITH REPRESENTATIVES OF OTHER COMPANIES REGARDING THE POSSIBILITY OF A POTENTIAL MERGER, CAPITAL STOCK EXCHANGE, ASSET ACQUISITION OR OTHER SIMILAR BUSINESS COMBINATION WITH US." PLEASE EXPAND THIS DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT NO AGENT OR REPRESENTATIVE OF THE REGISTRANT HAS TAKEN ANY MEASURE, DIRECT OR INDIRECT, TO LOCATE A TARGET BUSINESS AT ANY TIME, PAST OR PRESENT. IF ANY PARTY, AFFILIATED OR UNAFFILIATED WITH THE REGISTRANT, HAS APPROACHED YOU WITH A POSSIBLE CANDIDATE OR CANDIDATES, THEN SO DISCLOSE OR ADVISE THE STAFF SUPPLEMENTAL TO YOUR DISCLOSURE. PLEASE NOTE THAT, IN PARTICULAR WE ARE NOT SEEKING SIMPLY WHETHER A POTENTIAL BUSINESS COMBINATION CANDIDATE HAS BEEN "SELECTED," BUT, RATHER, ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, DISCUSSIONS, NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE REGISTRANT OR AN AFFILIATE THEREOF, OR BY AN UNRELATED THIRD PARTY, WITH RESPECT TO ONE OR MORE SPECIFIC BUSINESS COMBINATION TRANSACTION INVOLVING THE REGISTRANT. WE MAY HAVE FURTHER COMMENT.

      We have expanded the disclosure in the prospectus to include the fact that no person or entity has taken any measure, direct or indirect, to locate a target business. Specifically, we have revised the disclosure in the "Prospectus Summary" on page 1 and in the "Proposed Business" section on page 25 to indicate that: (i) the Company has not selected any target business for a business combination; (ii) none of the Company's officers, directors, promoters or other affiliates has had any contact or discussions with representatives of any other company regarding a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company nor has the Company, nor any of its agents or affiliates, been approached by any candidates (or representative of any candidates) with respect to a possible acquisition transaction with the Company; and (iii) the Company has not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate.

12. IN THE LAST PARAGRAPH UNDER THE HEADING "SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A BUSINESS COMBINATION," WE NOTE THE DISCLOSURE THAT THE COMPANY WILL NOT PAY ANY FINDERS OR CONSULTING FEES TO THE EXISTING STOCKHOLDERS. PLEASE EXPAND THE DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT THE EXISTING STOCKHOLDERS AND THEIR AFFILIATES WILL RECEIVE NO FINDERS FEES, CONSULTING FEES, OR ANY SIMILAR TYPE FEES FROM ANY PERSON OR ENTITY IN CONNECTION WITH ANY BUSINESS COMBINATION INVOLVING THE COMPANY.

      We have revised the disclosure on page 18 in the "Use of Proceeds" section, page 25 and 26 in the "Proposed Business" section and on page 34 in the "Management" section to indicate that no finders, consulting or other similar fee will be paid to the Company's existing stockholders or their affiliates prior to or in connection with the consummation of a business combination.

MANAGEMENT, PAGE 30

13. IN THE PENULTIMATE PARAGRAPH UNDER "CONFLICTS OF INTEREST," CLARIFY THE DISCLOSURE TO AFFIRMATIVELY STATE THAT EXISTING STOCKHOLDERS ARE NOT REQUIRED TO VOTE ANY SHARES THEY HOLD WHICH WERE NOT OWNED PRIOR TO THE OFFERING IN ACCORDANCE WITH THE VOTE OF THE MAJORITY OF THE PUBLIC STOCKHOLDERS AND THAT SUCH SHARES MAY BE VOTED EITHER FOR OR AGAINST THE PROPOSED BUSINESS COMBINATION IN THE EXISTING HOLDER'S OWN DISCRETION. IN ADDITION, CLARIFY, HERE AND ELSEWHERE AS APPROPRIATE, THAT WITH RESPECT TO SHARES HELD BY AN EXISTING STOCKHOLDER WHICH WERE ACQUIRED AFTER THE OFFERING (WHETHER PURSUANT TO THE OFFERING OR PURSUANT TO OPEN MARKET PURCHASES) THAT THE EXISTING STOCKHOLDER MAY VOTE AGAINST THE PROPOSED BUSINESS COMBINATION AND EXERCISE HIS/HER CONVERSION RIGHTS IN THE EVENT THAT THE BUSINESS COMBINATION TRANSACTION IS APPROVED BY THE REQUISITE NUMBER OF STOCKHOLDERS.

      We have revised the penultimate paragraph under the "Conflicts of Interest" section to indicate that any common stock acquired by existing stockholders in the offering or in the after market will be considered part of the holders of the public stockholders. Such existing stockholders will have the same rights as other public stockholders with respect to such shares, including voting and conversion rights in connection with a potential business combination. Accordingly, they may vote such shares on a proposed business combination any way they choose. We have further added a new bullet to the first paragraph under the "Conflicts of Interest" section indicating the foregoing and that such stockholders may exercise conversion rights with respect to such shares of common stock acquired in the offering or in the after market.

DESCRIPTION OF SECURITIES, PAGE 36

14. IN THE DISCLOSURE UNDER THE HEADING "SHARES ELIGIBLE FOR FUTURE SALE," BRIEFLY DISCUSS THE "CERTAIN LIMITED EXCEPTIONS" PURSUANT TO WHICH THE EXISTING STOCKHOLDER SHARES WILL BE RELEASED FROM ESCROW PRIOR TO THE THREE-YEAR PERIOD PROVIDED FOR IN THE AGREEMENT.

      We have revised the disclosure under the heading "Shares Eligible for Future Sale" to indicate the certain limited exceptions pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

15. PLEASE PROVIDE DISCLOSURE WITH RESPECT TO THE AGREEMENTS OF YOUR DIRECTORS TO PURCHASE WARRANTS IN THE OPEN MARKET FOLLOWING THE OFFERING, AS STATED IN RISK FACTOR 10.

      We have expanded the disclosure in the third full paragraph under the heading "Description of Securities - Warrants" to provide additional disclosure with respect to the agreements of the Company's directors to purchase warrants in the open market following the offering.

UNDERWRITING, PAGE 40

16. PLEASE ADVISE WHETHER EARLYBIRDCAPITAL, INC. OR ANY MEMBERS OF THE UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE PROCEDURES YOU WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO AND CLEARED BY THE OFFICE OF CHIEF COUNSEL.

      Neither EarlyBirdCapital, Inc. nor any other member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the staff with the requested information if EarlyBirdCapital, Inc. or any member of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

17. TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

      Neither EarlyBirdCapital, Inc. nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

18. PLEASE ADVISE US WHETHER THE COMPANY OR THE UNDERWRITERS INTEND TO CONDUCT A DIRECTED SHARE PROGRAM IN CONJUNCTION WITH THIS OFFERING.

      Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

FINANCIAL STATEMENTS

19. YOUR ATTENTION IS DIRECTED TO SECTION 210.3-12 OF REGULATION S-X AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

      Duly noted.

20. YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

      A currently dated consent of the independent accountants has been included as Exhibit 23.1 within Amendment No. 1 to the Registration Statement.



      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                 Very truly yours,

                                                 /s/ Jeffrey M. Gallant
                                                 ----------------------
                                                 Jeffrey M. Gallant

cc:      Paul A. Brooke
         Eric Hecht
         John M. Glazer
         David M. Nussbaum
         Steven Levine
         Paul D. Broude, Esq.

                                                             SCHEDULE A

                     THE FOLLOWING IS A LIST OF BLANK CHECK OFFERINGS IN WHICH AN OFFICER, DIRECTOR, AFFILIATE,
                         UNDERWRITER OR ATTORNEY FOR ANY OF THE ABOVE IN THIS OFFERING HAVE BEEN INVOLVED:

-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
                                                                                                           AMOUNT IN ESCROW
                                                                                                           (INITIAL PER-SHARE
                                 FORM S-1                                                                  ESCROW AMOUNT EXCLUDING
NAME OF COMPANY                  FILE NUMBER         DATE OF EFFECTIVENESS       STATUS OF OFFERING        OVER-ALLOTMENT OPTION)
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Millstream Acquisition           333-105388          August 25, 2003             Consummated Business      N/A
Corporation                                                                      Combination
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
CEA Acquisition Corporation      333-110365          February 12, 2004           Searching for             $20,745,997 ($5.10)
                                                                                 Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Great Wall Acquisition           333-110906          March 17, 2004              Searching for             $23,364,404 ($5.10)
Corporation                                                                      Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Chardan China Acquisition Corp.  333-111970          March 16, 2004              Seeking Shareholder       $20,735,328 ($5.10)
                                                                                 Approval of Business
                                                                                 Combination
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Tremisis Energy Acquisition      333-113583          May 12, 2004                Searching for             $33,442,528 ($5.18)
Corporation                                                                      Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Arpeggio Acquisition             333-114816          June 24, 2004               Searching for             $35,641,108 ($5.14)
Corporation                                                                      Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Trinity Partners Acquisition     333-115319          July 29, 2004               Seeking Shareholder       $6,565,000 ($5.05)
Company Inc.                                                                     Approval of Business
                                                                                 Combination
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Rand Acquisition Corporation     333-117051          October 27, 2004            Searching for             $23,804,261 ($5.16)
                                                                                 Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
China Unistone Acquisition       333-117639          November 18, 2004           Searching for             $17,622,000 ($5.10)
Corporation                                                                      Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
International Shipping           333-119719          December 10, 2004           Seeking Shareholder       $180,691,163 ($5.49)
Enterprises, Inc.                                                                Approval of Business
                                                                                 Combination
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Millstream II Acquisition        333-119937          December 17, 2004           Searching for             $23,736,000 ($5.16)
Corporation                                                                      Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Aldabra Acquisition Corporation  333-121610          February 17, 2005           Searching for             $49,336,000 ($5.33)
                                                                                 Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Ardent Acquisition Corporation   333-121028          February 24, 2005           Searching for             $36,222,000 ($5.20)
                                                                                 Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Mercator Partners Acquisition    333-122303          April 11, 2005              Searching for             $46,460,000 ($5.05)
Corp.                                                                            Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Terra Nova Acquisition           333-122439          April 18, 2005              Searching for             $24,816,000 ($5.17)
Corporation                                                                      Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
International Metal              333-122967          N/A                         Currently in              N/A
Enterprises, Inc.                                                                Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
KBL Healthcare Acquisition       333-122988          April 21, 2005              Searching for             $42,400,000 ($5.30)
Corp. II                                                                         Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Juniper Partners Acquisition     333-123050          N/A                         Currently in              N/A
Corp.                                                                            Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
TAC Acquisition Corp.            333-123382          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Courtside Acquisition Corp.      333-124380          N/A                         Currently  in             N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------

-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
                                                                                                           AMOUNT IN ESCROW
                                                                                                           (INITIAL PER-SHARE
                                 FORM S-1                                                                  ESCROW AMOUNT EXCLUDING
NAME OF COMPANY                  FILE NUMBER         DATE OF EFFECTIVENESS       STATUS OF OFFERING        OVER-ALLOTMENT OPTION)
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Ithaka Acquisition Corp.         333-124521          N/A                         Currently  in             N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Chardan China Acquisition        333-125016          N/A                         Currently in              N/A
Corp. II                                                                         Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Chardan China Acquisition        333-125018          N/A                         Currently in              N/A
Corp. III                                                                        Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Coconut Palm Acquisition Corp.   333-125105          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
InterAmerican Acquisition        333-125558          N/A                         Currently in              N/A
Group Inc.                                                                       Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------

                       THE FOLLOWING IS A LIST OF ADDITIONAL BLANK CHECK OFFERINGS KNOWN TO THE COMPANY BASED
                      ON PUBLICLY AVAILABLE INFORMATION IN WHICH NONE OF THE OFFICERS, DIRECTORS, AFFILIATES,
                        UNDERWRITERS OR ATTORNEYS FOR ANY OF THE ABOVE IN THIS OFFERING HAVE BEEN INVOLVED:

-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
China Mineral Acquisition Corp.  333-115999          August 30, 2004             Searching for             $20,586,008 ($5.14)
                                                                                 Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Sand Hill IT Acquisition Corp.   333-114861          July 26, 2004               Searching for             $21,220,292 ($5.13)
                                                                                 Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Coastal Bancshares Acquisition   333-118294          February 14, 2005           Searching for             $28,561,692 ($5.17)
Corp.                                                                            Acquisition Candidate
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Services Acquisition Corp.       333-122812          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Fortress America Acquisition     333-123504          N/A                         Currently in              N/A
Corp.                                                                            Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Ad.Venture Partners, Inc.        333-124141          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Community Bankers Acquisition    333-124240          N/A                         Currently in              N/A
Corp.                                                                            Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Stone Arcade Acquisition Corp.   333-124601          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Oakmont Acquisition Corp.        333-124621          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Federal Services Acquisition     333-124638          N/A                         Currently in              N/A
Corp.                                                                            Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Healthcare Acquisition Corp.     333-124712          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
India Globalization Capital,     333-124942          N/A                         Currently in              N/A
Inc.                                                                             Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Key Hospitality Acquisition      333-125009          N/A                         Currently in              N/A
Corp.                                                                            Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
JK Acquisition Corp.             333-125211          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Star Maritime Acquisition Corp.  333-125662          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------
Platinum Energy Resources, Inc.  333-125687          N/A                         Currently in              N/A
                                                                                 Registration
-------------------------------- ------------------- --------------------------- ------------------------- -------------------------